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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1:

      [X]   Merger

      [  ]  Liquidation

      [  ]  Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and
            25 of this form and complete verification at the end of the form.)

      [  ]  Election of status as a Business Development Company
            (Note:  Business Development Companies answer only questions
            1 thorough 10 of this form and complete verification at the end of the form.)

2.    Name of fund:  Riggs Funds
                     Riggs Stock Fund
                     Riggs Small Company Stock Fund
                     Riggs Large Cap Growth Fund
                     Riggs U.S. Government Securities Fund
                     Riggs Bond Fund
                     Riggs Short Term Tax Free Bond Fund
                     Riggs Intermediate Tax Free Bond Fund
                     Riggs Prime Money Market Fund
                     Riggs U.S. Treasury Money Market Fund

3.    Securities and Exchange Commission File No.:  811-6309

4.    Is this an initial Form N-8F or an amendment to a previously filed
      Form N-8F?

      [  ]  Initial Application           [X]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

            Riggs Funds
            5800 Corporate Drive
            Pittsburgh, PA  15237-7010

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Amy Bredl
            Federated Investors Tower
            1001 Liberty Avenue, 12th Floor
            Pittsburgh, PA  15222
            412-288-8745

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

            Registrant
            Riggs Funds
            5800 Corporate Drive
            Pittsburgh, PA 15237-7010
            1-800-934-3883
            Distributor
            Federated Securities Corp.
            Federated Investors Tower
            1001 Liberty Avenue
            Pittsburgh, PA 15222-3779
            1-800-341-7400
            Investment Adviser
            Riggs Investment Advisors Inc.
            800 17th Street N.W.
            Washington, D.C. 20006-3950
            1-800-934-3883
            Custodian
            Riggs Bank N.A.
            Riggs Funds
            5700 RiverTech Court
            Riverdale, MD 20737-1250
            1-800-368-5800
            Transfer Agent and Dividend Disbursing Agent
            Federated Shareholder Services Company
            P.O. Box 8600
            Boston, MA 02266-8600
            1-800-341-7400


NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


8.    Classification of fund (check only one):

      [X]   Management company;

      [  ]  Unit investment trust; or

      [  ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]   Open-end                [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

            Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
      1999-2001:
            Adviser
            Riggs Bank, N.A.
            800 17th Street, N.W.
            Washington, DC  20006-3950
            Sub-Adviser
            Riggs Investment Management Corp.
            800 17th Street, N.W.
            Washington, DC  20006-3950

          (sub-adviser to Riggs Stock Fund, Riggs Small Company Stock Fund, Riggs U.S. Government Securities Fund, Riggs Bond Fund, Riggs Intermediate Tax Free Bond Fund, Riggs Long Term Tax Free Bond Fund, Riggs Prime Money Market Fund and Riggs U.S. Treasury Money Market
          Fund)
            Sub-Adviser
            J. Bush & Co.
            55 Whitney Avenue
            New Haven, CT  06510
            (sub-adviser to Riggs Large Cap Growth Fund)

      2002:
            Adviser
            Riggs Investment Corp. (name change to Riggs Securities Inc. on 10/1/02)
            800 17th Street, N.W.
            Washington, DC  20006-3950
            Sub-Adviser
            Riggs Investment Management Corp. (name change to Riggs Investment Advisors Inc. on 10/1/02)
            800 17th Street, N.W.
            Washington, DC  20006-3950


2003:
            Adviser
            Riggs Investment Advisors Inc.
            800 17th Street, N.W.
            Washington, DC  20006-3950

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            Federated Securities Corp.
            Federated Investors Tower
            1001 Liberty Avenue
            Pittsburgh, PA 15222-3779

13.   If the fund is a unit investment trust ("UIT") provide:  N/A

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [  ]  Yes         [X]   No

      If Yes, for each UIT state:

            Name(s):

            File No.:  811-_______

            Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes         [  ]  No

      If Yes, state the date on which the board vote took place:

            July 10, 2003

      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes         [  ]  No

      If Yes, state the date on which the shareholder vote took place:

            September 24, 2003

      If No, explain:


II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X]   Yes         [  ]  No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

            September 29, 2003

      (b)   Were the distributions made on the basis of net assets?

            [X]   Yes         [  ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [X]   Yes         [  ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:  N/A
            Were any distributions to shareholder made in kind?

            [  ]  Yes         [  ]  No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:  N/A
      Has the fund issued senior securities?

      [  ]        Yes         [  ]  No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X]         Yes         [  ]  No



      If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]        Yes         [X]   No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [  ]        Yes         [X]   No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

               [  ]  Yes      [  ]  No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]        Yes         [X]   No

      If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?



IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses:  $187,952.50

            (ii)  Accounting expenses:  $5,500.00

            (iii) Other expenses (list and identify separately):

                  Literature - $38,524.13
                  Proxy, printing & postage - $15,197.31
                  Press Releases - $1,203.75

            (iv)  Total expenses (sum of lines (i)-(iii) above):  $248,377.69

     (b)  How were those expenses allocated? N/A

     (c) Who paid those expenses? All expenses listed in (a) above were paid by Federated, except that $78,500 of the legal expenses were paid by Riggs.

     (d) How did the fund pay for unamortized expenses (if any)? No expenses were borne by the fund

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [  ]        Yes         [X]   No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes               [X]   No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes               [X]   No

      If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:

            Federated Capital Appreciation Fund
            Federated Kaufmann Fund
                  (Portfolios of Federated Equity Funds)

            Federated Total Return Government Bond Fund

            Federated Total Return Bond Fund
                  (A portfolio of Federated Total Return Series, Inc.)

            Federated Short-Term Municipal Trust

            Federated Intermediate Municipal Trust
                  (A portfolio of Intermediate Municipal Trust)

            Automated Cash Management Trust
            Automated Government Money Trust
                  (Portfolios of Money Market Obligations Trust)

      (b) State the Investment Company Act file number of the fund surviving the Merger:

            Federated Capital Appreciation Fund
            Federated Kaufmann Fund
                  (Portfolios of Federated Equity Funds - 811-4017)

            Federated Total Return Government Bond Fund - 811-07309

            Federated Total Return Bond Fund
                  (A portfolio of Federated Total Return Series, Inc.-811-7115)

            Federated Short-Term Municipal Trust - 811-3181

            Federated Intermediate Municipal Trust
                  (A portfolio of Intermediate Municipal Trust - 811-4314)

            Automated Cash Management Trust
            Automated Government Money Trust
                  (Portfolios of Money Market Obligations Trust - 811-5950)

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

            Federated Equity Funds:
            1933 Act File No. - 333-107185
            1940 Act File No. - 811-4017
            Filed on Form N-14AE/A on August 21, 2003

            Federated Total Return Government Bond Fund:
            1933 Act File No. - 333-107189
            1940 Act File No. - 811-07309
            Filed on Form N-14AE/A on August 21, 2003

            Federated Total Return Series, Inc.
            1933 Act File No. - 333-107190
            1940 Act File No. - 811-7115
            Filed on Form N-14AE/A on August 21, 2003

            Federated Short-Term Municipal Trust
            1933 Act File No. - 333-107186
            1940 Act File No. - 811-3181
            Filed on Form N-14AE/A on August 21, 2003

            Intermediate Municipal Trust
            1933 Act File No. - 333-107188
            1940 Act File No. - 811-4314
            Filed on Form N-14AE/A on August 21, 2003

            Money Market Obligations Trust
            1933 Act File No. - 333-107187
            1940 Act File No. - 811-5950
            Filed on Form N-14AE/A on August 21, 2003

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned stated that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Riggs Funds, (ii) he or she is the Assistant Secretary of Riggs Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                    /s/ C. Grant Anderson
                                    C. Grant Anderson
                                    Assistant Secretary